UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
GIBRALTAR INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	16-1445150 (IRS Employer Identification No.)
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York
14219-0228
(Address of Principal Executive Offices)
Gibraltar Industries, Inc. 2005 Equity Incentive Plan
(Full title of the plan)
Kenneth W. Smith
Senior Vice President and
Chief Financial Officer
GIBRALTAR INDUSTRIES, INC.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228
(Name and address of agent for service)
(716) 826-6500
(Telephone number, including area code, of agent for service)
Copy To:
Michael E. Storck, Esq.
Lippes Mathias Wexler Friedman LLP
665 Main St.
Suite 300
Buffalo, New York 14203
(716) 853-5100
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b 2 of the Exchange Act

Large accelerated filer ☑	Non-accelerated filer ☐	Accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of Securities	Amount to be	offering price	aggregate	Amount of
to be registered	registered (1)(2)	per share (2)	offering price (2)	registration fee (2)
Common Stock	750,000 shares	$10.96	$8,220,000.00	$955.00

(1)	Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the “Securities Act”), the shares of common stock covered by this Registration Statement include an indeterminate number of additional shares of common stock that may become issuable as a result of reorganizations, recapitalizations, mergers, consolidations, stock splits, stock combinations, stock dividends, dilutive issuances of securities or other similar transactions pursuant to the equity incentive plan described herein.

(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act, on the basis of the average high and low sale prices ($11.26 and $10.65, respectively) of one share of common stock on the NASDAQ Stock Exchange Global Select Market® on February 28, 2011.

EXPLANATORY NOTES
On June 7, 2007, Gibraltar Industries, Inc. (the “Registrant”) filed a Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) on Form S-8 (Registration No. 333-143582) registering 2,250,000 shares of the Registrant’s common stock $0.01 par value, for issuance under the Registrant’s 2005 Equity Incentive Plan. On November 2, 2007, the Registrant filed a reoffer prospectus respecting the 2005 Equity Incentive Plan on Form S-8 (Registration No. 333-147117). On February 25, 2009, the Registrant’s Board of Directors (the “Board”) approved a Third Amendment and Restatement of the 2005 Equity Incentive Plan, which, as further modified by the Board on April 17, 2009, among other things, increased the number of shares reserved under the 2005 Equity Incentive Plan from 2,250,000 to 3,000,000. On May 18, 2009, the Registrant’s stockholders approved the adoption of the Third Amendment and Restatement of the 2005 Equity Incentive Plan (the “Plan”). Pursuant to General Instruction E of Form S-8, this Registration Statement incorporates by reference the contents of our Registration Statements on Form S-8 (Registration Nos. 333-143582 and 333-147117), except as otherwise set forth herein.
This Registration Statement also includes a re-offer prospectus in Part I (the “Revised Reoffer Prospectus”), which has been revised to update the reoffer prospectus that was filed with Registrant’s Form S-8 Registration Statement (Registration No. 333-147117). The Revised Re-offer Prospectus has been prepared in accordance with General Instruction C of Form S-8 and the requirements of Part I of Form S-3, and may be used for re-offers of shares of common stock (acquired or to be acquired pursuant to awards granted under the Plan) that are defined as “control securities” or “restricted securities” under General Instruction C of Form S-8.
The names of persons selling shares under the Revised Re-offer Prospectus and the amount of such shares are set forth below under the caption “Selling Stockholders” to the extent we presently have such information. However, other affiliate selling stockholders may elect to sell shares under the Revised Re-offer Prospectus as they receive them from time to time in the future in which case, as their names and amounts of shares to be reoffered become known, we will supplement the Revised Re-offer Prospectus with that information. In addition, as permitted by General Instruction C of Form S-8, certain non-affiliates holding less than the lesser of 1,000 shares or 1% of our common stock issuable under the Plan may resell restricted securities issued under the Plan up to that amount under the Revised Re-offer Prospectus without being named therein. Any securities covered by the Revised Re-offer Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
Item 1. Plan Information.
The documents containing the information specified in Part I of this Registration Statement will be sent or given to all persons who participate in the Plan, as specified by Rule 428(b)(1) of the Securities Act. These documents are not required to be and are not filed with the Securities and Exchange Commission (the “Commission”) as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.
Item 2. Registrant Information and Employee Plan Annual Information.
We will furnish without charge to any person to whom information is required to be delivered, upon written or oral request, a copy of each document incorporated by reference in Item 3 of Part II of this registration statement. Requests should be directed to: Attention: Timothy J. Heasley, Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, NY 14219-0228 at (716) 826-6500.
The Revised Re-offer Prospectus described in the Explanatory Notes begins on the following page.

i

RE-OFFER PROSPECTUS
Shares of Common Stock
Gibraltar Industries, Inc.
This re-offer prospectus relates to the reoffer and resale of up to 1,033,017 shares of our common stock, par value $0.01 per share, issuable pursuant to the terms of our 2005 Equity Incentive Plan as amended (the “Plan”), which may be offered for sale from time to time by certain of our stockholders (“Selling Stockholders”), who have acquired or in some cases may hereafter acquire shares under the Plan, as described below under the caption “Selling Stockholders.” We will not receive any proceeds from the sale of shares of common stock pursuant to this re-offer prospectus. These Selling Stockholders may resell all, a portion, or none of the shares of common stock to which this re-offer prospectus relates from time to time. The names of persons selling shares under this re-offer prospectus and the amount of such shares are set forth below under the caption “Selling Stockholders” to the extent we presently have such information. However, other affiliate selling stockholders may elect to sell shares under this re-offer prospectus as they receive them from time to time in the future, in which case, as their names and amounts of shares to be reoffered become known, we will supplement this re-offer prospectus with that information. In addition, as permitted by General Instruction C of Form S-8, certain non-affiliates holding less than the lesser of 1,000 shares or 1% of our common stock issuable under the Plan may resell restricted securities issued under the Plan up to that amount under this re-offer prospectus without being named herein. Any securities covered by this re-offer prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. See “Selling Stockholders” beginning on page 7.
This re-offer prospectus has been prepared for the purpose of registering the shares under the Securities Act of 1933, as amended (the “Securities Act”) to allow for future sales by the Selling Stockholders, on a continuous or delayed basis, to the public without restriction. Each Selling Stockholder that sells shares of our common stock pursuant to this re-offer prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.
You should carefully read this re-offer prospectus, including the information it incorporates by reference, and any accompanying prospectus supplement before making a decision to purchase shares from the Selling Stockholders. The shares of common stock registered hereby may be sold from time to time directly by, or on behalf of, each Selling Stockholders in one or more transactions on the NASDAQ Stock Exchange Global Select Market® or on any other stock exchange on which our common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. We will not receive any proceeds from any of these sales. We are paying the expenses incurred in registering the shares, but all selling and related expenses incurred by each of the selling stockholders will be borne by that stockholder. See “Plan of Distribution” beginning on page 11.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 1.
Our common stock is listed on the NASDAQ Stock Exchange Global Select Market® under the trading symbol “ROCK.” On February 28, 2011 the last reported sale price of our common stock on the NASDAQ Stock Exchange Global Select Market® was $10.83 per share.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE
The date of this re-offer prospectus is March 3, 2011

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This re-offer prospectus and the documents incorporated by reference herein contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 that are based, in whole or in part, on current expectations, estimates, forecasts, and projections about the Company’s business, and management’s beliefs about future operations, results, and financial position. These statements are not guarantees of future performance and are subject to a number of risk factors, uncertainties, and assumptions. Risk factors that could affect these statements include, but are not limited to, the following: the availability of raw materials and the effects of changing raw material prices on the Company’s results of operations; energy prices and usage; changing demand for the Company’s products and services; changes in the liquidity of the capital and credit markets; risks associated with the integration of acquisitions; and changes in interest and tax rates. In addition, such forward-looking statements could also be affected by general industry and market conditions, as well as general economic and political conditions. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law or regulation.
You should read this prospectus in its entirety and with the understanding that actual results in the future may be materially different from what we presently expect. We will not update these forward-looking statements, even if our situation or expectations change in the future.
You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from that contained in this document. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

iii

GIBRALTAR INDUSTRIES, INC.
Unless otherwise stated or the context otherwise requires, references in this prospectus to “Gibraltar,” “the Registrant,” “the Company,” “we,” “us,” and “our” refer to Gibraltar Industries, Inc. and its subsidiaries on a consolidated basis.
Our Business
Gibraltar is a leading manufacturer and distributor of products for the building markets. Our products provide structural and architectural enhancements for residential homes, and to a lesser extent, to low-rise retail, professional buildings, and other commercial and industrial building structures. These products include bar grating and expanded metal products, ventilation products, mail storage solutions including mailboxes and package delivery products, roof edging, flashing, soffit, drywall corner bead, metal roofing and accessories, steel framing, rain-carrying systems, and structural connectors. We serve customers throughout North America and Europe. Our most significant customers consist of The Home Depot, Lowe’s Companies, Menard Cashway Lumber, and ABC Supply. We operate 43 facilities in 20 states, Canada, England, Germany, and Poland, giving us a broad platform for just-in-time delivery and support to our customers.
Our Strategy
Our strategy is to position Gibraltar as the low-cost provider and market share leader in product areas that offer the opportunity for sales growth and margin enhancement over the long-term. We focus on operational excellence including lean initiatives throughout the Company to position Gibraltar as our customers’ low-cost provider of products. We continuously seek to improve our on-time delivery, quality, and service to position Gibraltar as a preferred supplier to our customers. We also strive to develop new products, enter new markets, expand market share in the residential markets, and further penetrate domestic and international building markets to strengthen our product leadership positions.
Our Industry
Our business occupies an intermediate market between the primary steel, aluminum, resin, and other basic material producers and the wholesale, retail building supply, and industrial manufacturing markets. The primary producers typically focus on producing high volumes of their product. We purchase raw materials from these producers and, through various production processes, convert these raw materials into specialized products for use in the construction or repair and remodel of residential and commercial buildings and industrial products. We distribute our products through wholesale distributors and retailers.
RISK FACTORS
In addition to the other information set forth in this prospectus, including the information we incorporate herein by reference, you should carefully consider the following risks. If any of the following risks actually occur, our business, financial condition and/or operating results could be materially adversely affected.
The United States and worldwide capital and credit markets have experienced significant price and credit availability volatility, dislocations, and disruptions.
These events have caused market prices of many stocks to fluctuate substantially, the spreads on prospective debt financings to widen considerably, and have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in some cases have resulted in the unavailability of financing. Continued uncertainty in the capital and credit markets may negatively impact our business, including our ability to access additional financing at reasonable terms, which may negatively affect our ability to make future acquisitions. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to further adjust our business plan accordingly. These events may also make it more difficult or costly for us to raise capital through the issuance of our equity securities and could reduce our net income by increasing our interest expense and other costs of capital. The disruptions in the financial markets may have a material adverse effect on the market value of our common stock.

The diminished availability of credit and other capital is also affecting end users in the key markets we serve including the building markets. There is continued uncertainty as to sustainability of the recovery of the worldwide capital and credit markets and the impact this period of volatility will continue to have on our key end markets. The effects of existing and any new U.S. Government measures to aid economic recovery including economic stimulus legislation continue to be unknown. Further volatility in the worldwide capital and credit markets may continue to significantly impact the key end markets we serve and could result in further reductions in sales volumes, increased credit and collection risks, and may have other adverse effects on our business.
The residential building as well as the repair and remodel industries account for a significant portion of our sales, and any further reduction in demand from these industries is likely to adversely affect our profitability and cash flow further.
The residential building market in North America experienced a significant decline in volume beginning in 2008 and continuing throughout 2009 and 2010 as shown below:

	For the Years Ended December 31,
	2010	2009	2008	2007
Residential Housing Starts	586,000	554,000	900,000	1,342,000
Similar trends were noted in the other end markets we serve, including the repair and remodel industry. Our largest customers are retail home improvement centers and wholesale distributors who serve our key end markets. In 2010, 2009, and 2008, The Home Depot accounted for approximately 15%, 16%, and 10% of our net sales, respectively. A loss of sales to the residential building industry, or the repair and remodel industry, or to the specified customer, would adversely affect our profitability and cash flow as it did throughout the years ended December 31, 2010 and 2009. Our sales of building products decreased during the past two years due to a decline in demand in the new build residential building and repair and remodel industries. This reduction in volume caused a decrease in our operating margins compared to prior years. This industry is cyclical, with product demand based on numerous factors such as availability of credit, interest rates, general economic conditions, consumer confidence, unemployment levels, and other factors beyond our control. The current poor economic conditions have negatively affected all of these factors.
Further downturns in demand from the residential building and repair and remodel industries, or any of the other industries we serve, or a decrease in the prices that we can realize from sales of our products to customers in any of these markets could continue to adversely affect our profitability and cash flows.
Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy, or our industry and prevent us from meeting our obligations.
We have total indebtedness of $207.2 million as of December 31, 2010. The following chart shows our level of indebtedness and certain other information as of December 31, 2010 (dollars in millions):

As of
December 31, 2010
Senior subordinated notes	$202.0
Other	5.2

Total debt	$207.2

Shareholders’ equity	$440.9

Ratio of earnings to fixed charges (1)	0.5x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes minus net undistributed equity earnings minus capitalized interest plus intangible asset impairment charges plus fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest, and the portion of operating rental expense that management believes is representative of the interest component of rent expense.
We may not be able to generate sufficient cash flow from profitability and other sources to service all of our indebtedness and we could be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our Third Amended and Restated Credit Agreement dated July 24, 2009 (the Senior Credit Agreement) and our indenture agreement for our Senior Subordinated 8% Notes restrict our ability to dispose of assets and the use of proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.
If we cannot make scheduled payments on our debt, we will be in default and, as a result:
•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our Senior Credit Agreement could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation.
Relative to current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.
The terms of the indenture for our Senior Subordinated 8% Notes do not fully prohibit us or our subsidiaries from incurring additional debt. Additionally, our Senior Credit Agreement provides us with a revolving credit facility commitment of $200 million with borrowings limited to the lesser of (i) $200 million or (ii) a borrowing base determined by reference to the trade receivables, inventories, and property, plant, and equipment of our significant domestic subsidiaries. At December 31, 2010, we had $85.8 million of availability under our revolving credit facility. Under the terms of our Senior Credit Agreement, we are required to repay all amounts outstanding under the revolving credit facility by August 30, 2012. Our principal operating subsidiary, Gibraltar Steel Corporation of New York, is also a borrower under our Senior Credit Agreement and the full amount of our commitments under the revolving credit facility may be borrowed by that subsidiary.
In addition, our substantial degree of indebtedness could have other important consequences, including the following:
•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes;

•	a substantial portion of our cash flows from operations have been and are expected to be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes, including our operations, capital expenditures, and future business opportunities;

•	certain of our borrowings, including borrowings under our Senior Credit Agreement, are at variable rates of interest, exposing us to the risk of increased interest rates; and

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt.
Restrictive covenants may adversely affect our operations.
Our Senior Credit Agreement and the indenture governing our Senior Subordinated 8% Notes contain various covenants that limit our ability to, among other things:
•	incur additional debt or provide guarantees in respect of obligations of other persons;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem, or repurchase debt;

•	make loans, investments including acquisitions, and capital expenditures;

•	incur debt that is senior to our Senior Subordinated 8% Notes but junior to our indebtedness under our Senior Credit Agreement and other senior indebtedness;

•	incur liens;

•	restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person; and

•	enter into new lines of business.
In addition, the restrictive covenants in the Senior Credit Agreement include a single financial covenant that requires the Company to maintain a minimum fixed charge coverage ratio of 1.25 to 1.00. Our ability to meet the restrictive covenants in the future can be affected by events beyond our control and we cannot assure you that we will meet the financial ratio. A breach of any of these covenants would result in a default under the Senior Credit Agreement. Upon the occurrence of an event of default under the Senior Credit Agreement, we would attempt to receive a waiver from our lenders, which could result in us incurring additional financing fees that would be costly and adversely affect our profitability and cash flows. If a waiver was not provided, the lenders could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit. If such event of default and election occurs, the lenders under the Senior Credit Agreement would be entitled to be paid before current Senior Subordinated 8% Note holders receive any payment under our notes. In addition, if we were unable to repay those amounts, the lenders under the Senior Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all our assets as collateral under our Senior Credit Agreement. If the lenders under our Senior Credit Agreement accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay debt outstanding under our Senior Credit Agreement and our other indebtedness, including our Senior Subordinated 8% Notes, or borrow sufficient funds to refinance such indebtedness. An acceleration of the amounts outstanding under the Senior Credit Agreement would result in an event of default under our Senior Subordinated 8% Notes which would then entitle the holders thereof to accelerate and demand repayment of the notes as well. Even if we are able to obtain new financing to pay the amounts due under the Senior Credit Agreement and Senior Subordinated 8% Notes, it may not be on commercially reasonable terms, or terms that are acceptable to us. A breach of any of our covenants would have an adverse effect on our business, results of operations, and cash flow.
Variable rate indebtedness subjects us to interest rate risk which could cause our debt service obligations to increase significantly.
Certain of our borrowings, primarily borrowings under our Senior Credit Agreement, are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase on any amounts outstanding under the Senior Credit Agreement, and our net income would decrease. Assuming all revolving loans were fully drawn or funded on December 31, 2010, as applicable, each 25 basis point change in interest rates would result in a $0.5 million change in annual interest expense on debt outstanding under our Senior Credit Agreement.
We rely on a few customers for a significant portion of our net sales, and the loss of those customers would adversely affect us.
Some of our customers are material to our business and results of operations. In 2010, 2009, and 2008, our ten largest customers accounted for approximately 37%, 37%, and 30% of our net sales, respectively. Our percentage of net sales to our major customers may increase if we are successful in pursuing our strategy of broadening the range of products we sell to existing customers. In such an event, or in the event of any consolidation in the markets we serve, including retailers selling building products, our net sales may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with, one or more of our largest customers. These customers are also able to exert pricing and other influences on us, requiring us to market, deliver, and promote our products in a manner that may be more costly to us. Moreover, we generally do not have long-term contracts with our customers. As a result, although our customers periodically provide indications of their product needs and purchases, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time. The loss, bankruptcy, or significant decrease in business from any of our major customers would have a material adverse effect on our business, results of operations, and cash flow.

Our business is highly competitive, and increased competition could reduce our gross profit, net income, and cash flow.
The principal markets that we serve are highly competitive. Competition is based primarily on quality, price, raw materials and inventory availability, and the ability to meet delivery schedules dictated by customers. We compete in building markets with companies of various sizes, some of which have greater financial and other resources than we do and some of which have better established brand names in the markets we serve. Increased competition could force us to lower our prices or to offer additional services or enhanced products at a higher cost to us, which could reduce our gross profit, net income, and cash flow and cause us to lose market share.
Our future operating results may be affected by fluctuations in raw material costs. We may not be able to pass on increases in raw material costs to our customers.
Our principal raw materials are steel, aluminum, and resins, which we purchase from multiple primary suppliers. The steel industry as a whole is cyclical, and at times availability and pricing can be volatile due to a number of factors beyond our control, including general economic conditions, domestic and worldwide demand, labor costs, competition, import duties, tariffs, and currency exchange rates. This volatility can significantly affect our steel costs. Our other significant raw materials, including aluminum and resins, are also subject to price volatility.
Global consolidation of the primary steel producers and increased demand from other nations such as China and India continue to put upward pressure on market prices for steel and other commodities. Additionally, we are required to maintain substantial inventories to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase raw materials on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon expected buying practices and market conditions. In an environment of increasing raw material prices, competitive conditions will impact how much of the steel price increases we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the profitability of our business and resulting cash flows could be adversely affected. In the event of rapidly decreasing raw material prices, we may be left to absorb the cost of higher cost inventory as customers receive reduced pricing related to decreases in raw material costs. To the extent we are unable to match our costs to purchase raw materials to prices given to our customers, the profitability of our business and resulting cash flows could be adversely affected.
Lead time and the cost of our products could increase if we were to lose one of our primary suppliers.
If, for any reason, our primary suppliers of steel, aluminum, or other metals should curtail or discontinue deliveries to us in quantities we need and at prices that are competitive, our business could suffer. The number of available suppliers has been reduced in recent years due to industry consolidation and bankruptcies affecting steel and metal producers and this trend may continue. Our top ten suppliers accounted for 35% of our purchases during 2010. We could be significantly and adversely affected if delivery were disrupted from a major supplier or several suppliers. In addition, we do not have long-term contracts with any of our suppliers. If, in the future, we were unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such metals from alternative sources at competitive prices to meet our delivery schedules, which would have a material adverse effect on our results, profitability, and cash flow.
Increases in energy and freight prices would increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices for our products.
We use energy to manufacture and transport our products. In particular, our plants use considerable electricity. Our operating costs increase if energy costs rise. Although we do not believe we have experienced materially higher energy costs as a result of new or more stringent environmental regulations of our energy suppliers, such regulations could increase the cost of generating energy that is passed on to us. During periods of higher freight and energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. In addition, we do not hedge our exposure to higher prices via energy futures contracts. Increases in energy prices may reduce our profitability and cash flows if we are unable to pass all the increases on to our customers.
We may not be able to identify, manage, and integrate future acquisitions successfully, and if we are unable to do so, we are unlikely to sustain growth in net sales or profitability and our ability to repay our outstanding indebtedness may decline.
Historically, we have grown through a combination of internal growth plus external expansion through acquisitions. Although we intend to actively pursue our growth strategy in the future, we cannot provide any assurance that we will be able to identify appropriate acquisition candidates or, if we do, that we will be able to negotiate successfully the terms of an acquisition, finance the acquisition, or integrate the acquired business profitably into our existing operations. Integration of an acquired business could disrupt our business by diverting management away from day-to-day operations and could result in liabilities that were not anticipated.

Further, failure to integrate any acquisition successfully may cause significant operating inefficiencies and could adversely affect our profitability and our ability to repay our outstanding indebtedness. Consummating an acquisition could require us to raise additional funds through additional equity or debt financing. Additional debt financing would increase our interest expense and reduce our cash flow otherwise available to reinvest in our business and neither debt nor equity financing may be available on satisfactory terms when required.
We are subject to information system security risks and systems integration issues could disrupt our internal operations.
We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to theft, damage, or interruption from a variety of sources, including but not limited to malicious computer code, such as worms, viruses and Trojan horses, security breaches, and defects in design. The implementation of new information technology solutions could lead to interruptions of information flow internally and to our customers and suppliers while the implementation project is being completed. We implemented new systems in 2010 and 2009 at several business units. Various measures have been taken to manage our risks related to information system and network disruptions, but a security breach, system failure, or failure to implement new systems properly could negatively impact our operations and financial results.
Our principal stockholders have the ability to exert significant influence in matters requiring a stockholder vote and could delay, deter, or prevent a change in control of the Company.
Approximately 10% of our outstanding common stock, including shares of common stock issuable under options and similar compensatory instruments granted which are exercisable, or which are vested or will vest within 60 days, are owned by Brian J. Lipke, the Chairman of the Board and Chief Executive Officer of the Company, Eric R. Lipke, Neil E. Lipke, Meredith A. Lipke, and Curtis W. Lipke, all of whom are siblings, and certain trusts for the benefit of each of them. As a result, the Lipke family has influence over all actions requiring stockholder approval, including the election of our board of directors. Through their concentration of voting power, the Lipke family could delay, deter, or prevent a change in control of our Company or other business combinations that might otherwise be beneficial to our Company. In deciding how to vote on such matters, the Lipke family may be influenced by interests that conflict with the interests of other shareholders. In addition, the Lipke family may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in the Company, even though those transactions may involve risks to our other shareholders.
We depend on our senior management team, and the loss of any member could adversely affect our operations.
Our success is dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain, and maintain additional personnel could prevent us from successfully executing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel other than Brian J. Lipke, our Chairman of the Board and Chief Executive Officer, and Henning N. Kornbrekke, our President and Chief Operating Officer.
We could incur substantial costs in order to comply with, or to address any violations of, environmental laws.
Our operations and facilities are subject to a variety of federal, state, local, and foreign laws and regulations relating to the protection of the environment and human health and safety. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain facilities of ours have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled, and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of or at facilities we divested, which could result in future expenditures that cannot be currently quantified and which could reduce our profits and cash flow. We may be held strictly liable for the contamination of these sites, and the amount of that liability could be material. Under the “joint and several” liability principle of certain environmental laws, we may be held liable for all remediation costs at a particular site, even with respect to contamination for which we are not responsible. Changes in environmental laws, regulations or enforcement policies, including without limitation new or more stringent regulations affecting greenhouse gas emissions, could have a material adverse effect on our business, financial condition, or results of operations.

Labor disruptions at any of our major customers or at our own manufacturing facilities could adversely affect our results of operations and cash flow.
Many of our customers have unionized workforces and could experience labor disruptions such as work stoppages, slow-downs, and strikes. A labor disruption at one or more of our customers could interrupt production or sales by that customer and cause the customer to halt or limit orders for our products and services. Any such reduction in the demand for our products and services would adversely affect our net sales, results of operations, and cash flow.
In addition, approximately 19% of our own employees are represented by unions through various collective bargaining agreements that are scheduled to expire between March 31, 2011 and December 31, 2013. It is likely that our unionized employees will seek an increase in wages and benefits at the expiration of these agreements, and we may be unable to negotiate new agreements without labor disruption. In addition, labor organizing activities could occur at any of our facilities. If any labor disruption were to occur at our facilities, we could lose sales due to interruptions in production and could incur additional costs, which would adversely affect our net sales, results of operations, and cash flow.
Our operations are subject to seasonal fluctuations that may impact our cash flow.
Our net sales are generally lower in the first and fourth quarters primarily due to reduced activity in the building industry due to colder, more inclement weather. In addition, quarterly results may be affected by the timing of large customer orders. Therefore, our cash flow from operations may vary from quarter to quarter. If, as a result of any such fluctuation, our quarterly cash flows were significantly reduced, we may not be able to service our indebtedness or maintain covenant compliance. A default under any of our indebtedness could prevent us from borrowing additional funds and limit our ability to pay interest or principal, and allow our senior secured lenders to enforce their liens against our personal property.
Economic, political, and other risks associated with foreign operations could adversely affect our financial results.
Although the majority of our business activity takes place in the United States, we derive a portion of our revenues and earnings from operations in foreign countries, and are subject to risks associated with doing business internationally. Our sales originating outside the United States represented approximately 15% of our consolidated net sales during the year ended December 31, 2010. We have facilities in Canada, England, Germany, and Poland. We believe that our business activities outside of the United States involve a higher degree of risk than our domestic activities. The risks of doing business in foreign countries include the potential for adverse changes in the local political climate, in diplomatic relations between foreign countries and the United States or in governmental policies, laws or regulations, terrorist activity that may cause social disruption, logistical and communications challenges, costs of complying with a variety of laws and regulations, difficulty in staffing and managing geographically diverse operations, deterioration of foreign economic conditions, currency rate fluctuations, foreign exchange restrictions, differing local business practices and cultural considerations, restrictions on imports and exports or sources of supply, and changes in duties or taxes. Adverse changes in any of these risks could adversely affect our net sales, results of operations, and cash flows.
Disruptions to our business or the business of our customers or suppliers, could adversely impact our operations and financial results.
Business disruptions, including increased costs for or interruptions in the supply of energy or raw materials, resulting from severe weather events such as hurricanes, floods, blizzards, from casualty events, such as fires or material equipment breakdown, from acts of terrorism, from pandemic disease, from labor disruptions, or from other events such as required maintenance shutdowns, could cause interruptions to our businesses as well as the operations of our customers and suppliers. Such interruptions could have an adverse effect on our operations and financial results.
USE OF PROCEEDS
All proceeds from the sale of the common stock offered hereby will be for the accounts of the Selling Stockholders. We will not receive any of the proceeds from the sale from time to time of the common stock offered hereby. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by any selling stockholder will be borne by such selling stockholder.
SELLING STOCKHOLDERS
This re-offer prospectus relates to shares that are being registered for re-offer and resale by Selling Stockholders who have received or acquired, or may hereafter receive or acquire, the shares pursuant to the Plan. The Selling Stockholders may resell all, a portion, or none of the shares of common stock from time to time.

The following table sets forth (a) the name of each Selling Stockholder; (b) the number of shares of common stock beneficially owned by each Selling Stockholder as of February 28, 2011; (c) the maximum number of shares of common stock that each Selling Stockholder may offer for sale from time to time pursuant to this reoffer prospectus, whether or not the Selling Stockholder has any present intention to do so and whether or not such shares have previously been issued to the Selling Stockholders or may in the future be issued, if at all; and (d) the number of shares of common stock and the percentage of common stock that would be beneficially owned by each Selling Stockholders assuming the sale of all shares offered hereby. All information with respect to beneficial ownership has been furnished by the Selling Stockholders. The inclusion in the table below of the individuals named therein shall not be deemed to be an admission that any such individuals are our “affiliates” as that term is defined under Rule 405 under the Securities Act.
Information concerning the identities of the Selling Stockholders, the number of shares that may be sold by each Selling Stockholder and information about the shares beneficially owned by the Selling Stockholders may from time to time be updated in supplements to this reoffer prospectus, which will be filed with the SEC in accordance with Rule 424(b) of the Securities Act if and when necessary. The names of persons selling shares under this re-offer prospectus and the amount of such shares are set forth below to the extent we presently have such information. However, other affiliate Selling Stockholders may elect to sell shares this re-offer prospectus as they receive them from time to time in the future in which case, as their names and amounts of shares to be re-offered become known, we will supplement this re-offer prospectus with that information. In addition, as permitted by General Instruction C of Form S-8, certain non-affiliates holding less than the lesser of 1,000 shares or 1% of our common stock issuable under the Plan may resell restricted securities issued under the Plan up to that amount under this re-offer prospectus without being named therein. Any securities covered by this re-offer prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. Information on the shares offered pursuant to this reoffer prospectus, as listed below, do not necessarily indicate that the Selling Stockholder presently intends to sell any or all of the shares so listed. Because the Selling Stockholders may sell none, some or all of the shares owned by them which are included in this reoffer prospectus, no estimate can be given as to the number of shares available for resale hereby that will be held by the Selling Stockholders upon the termination of the offering made hereby. We have therefore assumed, for purposes of the following table, that the Selling Stockholders will sell all of the shares owned by them that are being offered hereby, but will not sell any other shares of our common stock that they presently own.
The address of each Selling Stockholder is c/o Gibraltar Industries, Inc., 3556 Lake Shore Rd., P.O. Box 2028, Buffalo, New York 14219.

				SHARES BENEFICIALLY OWNED
			NUMBER OF	UPON
	SHARES BENEFICIALLY OWNED		SHARES	COMPLETION OF THE
	PRIOR TO THIS OFFERING (1)		BEING	OFFERING (2)
NAME	NUMBER	PERCENT	OFFERED (1)	NUMBER	PERCENT
Brian J. Lipke	1,368,787	4.50%	509,063	1,229,413	4.28%
Chairman of the Board and Chief Executive Officer (3)
Henning Kornbrekke	203,716	*	374,716	7,500	*
President and Chief Operating Officer (4)
Kenneth W. Smith	22,670	*	58,974	10,000	*
Senior Vice President and Chief Financial Officer (5)
Timothy J. Heasley	6,569	*	20,408	0	*
Senior Vice President and Corporate Controller (6)
Paul Murray	9,694	*	19,856	1,789	*
Senior Vice President Human Resources and Organizational Development (7)
Gerald S. Lippes	55,557	*	7,000	48,557	*
Director (8)
David N. Campbell	13,569	*	7,000	6,569	*
Director (9)
William P. Montague	27,182	*	7,000	20,182	*
Director (10)
Arthur A. Russ, Jr.	26,875	*	7,000	19,875	*
Director (11)
William J. Colombo	15,000	*	11,000	4,000	*
Director (12)
Robert E. Sadler, Jr.	20,000	*	11,000	9,000	*
Director (13)

*	Denotes less than 1%

(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The actual number of shares beneficially owned and offered for sale is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors, which we cannot predict at this time.

(2)	Assumes all the shares offered hereby are sold to persons who are not affiliates of the Selling Stockholders and the Selling Stockholders sell no other shares they beneficially own.

(3)	Includes (i) 182,973 shares of common stock registered in the name of the reporting person, (ii) 987,360 shares of common stock held by two trusts for the benefit of Brian J. Lipke, (iii) 146,900 shares of common stock, representing Brian J. Lipke’s proportionate share of common stock held by Rush Creek Investment Co., L.P. (“Rush Creek”), Rush Creek’s general partner is Rush Creek Management Company, LLC, which is owned pro rata by trusts established for the benefit of each of Brian J. Lipke, and four other siblings of the reporting person, (iv) 9,932 shares of common stock that will be issued within sixty (60) days due to the vesting of restricted stock units, (v) 5,236 shares of common stock allocated to Brian J. Lipke’s self-directed account under our 401(k) Retirement Savings Plan, (vi) 28,136 shares of common stock held by trusts and custodial accounts for the benefit of the daughters of Brian J. Lipke, and (vii) 8,250 shares of common stock held by the minor children of Brian J. Lipke. Excludes (i) 28,267 shares of common stock held by a trust for the benefit of the mother of Brian J. Lipke, as to which he serves as one of three trustees and disclaims beneficial ownership, (ii) 45,000 shares of common stock held by a trust for the benefit of a sibling of Brian J. Lipke, as to which he serves as one of five trustees and disclaims beneficial ownership, (iii) 9,407 shares of common stock held by a trust for the benefit a niece of Brian J. Lipke, as to which he serves as one of four trustees and disclaims beneficial ownership, (iv) 18,750 shares of common stock held by trusts for the benefit of the children of a sibling of Brian J. Lipke, as to which he serves as one of three trustees and disclaims beneficial ownership, (v) 2,077 shares of common stock held in a custodial account for the benefit of a relative of Brian J. Lipke as to which he disclaims beneficial ownership, and (vi) 15,940 shares of common stock held in custodial accounts for the benefit of the children of a sibling of Brian J. Lipke as to which he disclaims beneficial ownership. The shares being offered by Mr. Lipke include 319,973 shares of common stock underlying restricted stock units and 189,090 shares of common stock of which 59,648 are currently held in by the Company in Treasury Stock.

(4)	Includes 203,716 shares of common stock registered in the name of the reporting person. The shares being offered by Mr. Kornbrekke include 78,333 shares of common stock underlying restricted stock units and 296,383 shares of common stock of which 100,167 are currently held in by the Company in Treasury Stock.

(5)	Includes 22,670 shares of common stock registered in the name of the reporting person. The shares being offered by Mr. Smith include 39,476 shares of common stock underlying restricted stock units and 19,498 shares of common stock of which 6,828 are currently held in by the Company in Treasury Stock.

(6)	Includes (i) 5,974 shares of common stock registered in the name of the reporting person and (ii) 595 shares of common stock to be issued to within sixty (60) days due to the vesting of restricted stock units. The shares being offered by Mr. Heasley include 11,114 shares of common stock underlying restricted stock units and 9,294 shares of common stock of which 3,320 are currently held in by the Company in Treasury Stock.

(7)	Includes (i) 6,864 shares of common stock registered in the name of the reporting person (ii) 1,789 shares of common stock allocated to Mr. Murray’s self-directed account under our 401(k) Retirement Savings Plan, (iii) 505 shares of common stock to be issued to within sixty (60) days due to the vesting of restricted stock units, and (iv) 536 share of common stock issuable under currently exercisable options pursuant to our 2005 Equity Incentive Plan. The shares being offered by Mr. Murray include 9,720 shares of common stock underlying restricted stock units, 536 shares of common stock underlying currently exercisable stock options and 9,600 shares of common stock of which 2,736 are currently held in by the Company in Treasury Stock.

(8)	Includes (i) 53,682 shares of common stock registered in the name of the reporting person, including 5,000 restricted shares with respect to which Mr. Lippes exercises voting power but does not currently have dispositive power and (ii) 1,875 shares of common stock held by Lippco Capital LLC, a company controlled by Mr. Lippes. The shares being offered by Mr. Lippes include 5,000 shares with respect to which Mr. Lippes exercises voting power but does not currently have dispositive power.

(9)	Includes (i) 9,819 shares of common stock registered in the name of the reporting person, including 5,000 restricted shares with respect to which Mr. Campbell exercises voting power but does not currently have dispositive power and (ii) 3,750 shares of common stock held by an Individual Retirement Account for the benefit of Mr. Campbell. The shares being offered by Mr. Campbell include 5,000 shares with respect to which Mr. Campbell exercises voting power but does not currently have dispositive power.

(10)	Includes 27,182 shares of common stock registered in the name of the reporting person, including 5,000 restricted shares with respect to which Mr. Montague exercises voting power but does not currently have dispositive power. The shares being offered by Mr. Montague include 5,000 shares with respect to which Mr. Montague exercises voting power but does not currently have dispositive power.

(11)	Includes (i) 24,575 shares of common stock registered in the name of the reporting person, including 5,000 restricted shares with respect to which Mr. Russ exercises voting power but does not currently have dispositive power and (ii) 2,300 shares held by his wife as to which Mr. Russ claims beneficial ownership. Excludes 28,267 shares of common stock held by a trust for which Mr. Russ serves as one of three trustees and disclaims beneficial ownership. The shares being offered by Mr. Russ include 5,000 shares with respect to which Mr. Russ exercises voting power but does not currently have dispositive power.

(12)	Includes 15,000 shares of common stock registered in the name of the reporting person, including 9,000 restricted shares with respect to which Mr. Colombo exercises voting power but does not currently have dispositive power. The shares being offered by Mr. Colombo include 9,000 shares with respect to which Mr. Colombo exercises voting power but does not currently have dispositive power.

(13)	Includes 20,000 shares of common stock registered in the name of the reporting person, including 9,000 restricted shares with respect to which Mr. Sadler exercises voting power but does not currently have dispositive power. The shares being offered by Mr. Sadler include 9,000 shares with respect to which Mr. Sadler exercises voting power but does not currently have dispositive power.

PLAN OF DISTRIBUTION
The shares of common stock covered by this prospectus are being registered by Gibraltar for the account of the Selling Stockholders.
The shares of common stock offered may be sold from time to time directly by or on behalf of each Selling Stockholder in one or more transactions on the NASDAQ Stock Exchange Global Select Market® or any other stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The Selling Stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.
In connection with their sales, a Selling Stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.
We are bearing all costs relating to the registration of the shares of common stock. Any commissions or other fees payable to brokers or dealers in connection with any sale of the shares will be borne by the Selling Stockholders or other party selling such shares. Sales of the shares must be made by the Selling Stockholders in compliance with all applicable state and federal securities laws and regulations, including the Securities Act.
In addition to any shares sold hereunder, Selling Stockholder may sell shares of common stock in compliance with Rule 144. There is no assurance that the Selling Stockholders will sell all or a portion of the common stock offered hereby.
The Selling Stockholders may agree to indemnify any broker, dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.
We have notified the Selling Stockholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.
LEGAL MATTERS
Certain legal matters relating to the validity of the issuance of common stock in this offering are being passed upon for us by Lippes Mathias Wexler Friedman LLP, Buffalo, New York. Gerald S. Lippes, a director of our company, is a partner at Lippes Mathias Wexler Friedman LLP, and is also a stockholder of the Company.
EXPERTS
The consolidated financial statements and related financial statement schedule of Gibraltar Industries, Inc. appearing in Gibraltar Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010 and the effectiveness of the internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION
We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our common stock is listed and traded on the NASDAQ Stock Exchange Global Select Market® under the trading symbol “ROCK.” Our SEC filings can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We also make available on our website, (www.gibraltar1.com), free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K, as soon as practical after we file these reports with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. You may obtain any of these documents at no cost, by writing or telephoning us at the following address:
Gibraltar Industries, Inc.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York
14219-0228
(716) 826-6500
You should rely solely on the information included or incorporated by reference in this re-offer prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this re-offer prospectus or any supplement is accurate as of any date other than the date on the front of this re-offer prospectus.
DOCUMENTS INCORPORATED BY REFERENCE
We are incorporating by reference certain information that we have filed with the SEC under the informational requirements of the Exchange Act, which means that we disclose important information to you by referring to another document filed separately with the SEC. The information contained in the documents we are incorporating by reference is considered to be a part of this prospectus, and the information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus.
The following document filed with the SEC is incorporated by reference in this re-offer prospectus:
•	our Annual Report on Form 10-K for the year ended December 31, 2010
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such documents.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, superseded or replaced by a statement or information contained in any other subsequently filed document incorporated herein by reference. Any such statement so modified, superseded or replaced shall not be deemed except as so modified, superseded or replaced, to constitute a part of this registration statement.
The Company will provide without charge to each person to whom a copy of this registration statement is delivered upon the written or oral request by such person, a copy of any or all documents that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or oral requests should be directed to: Attention: Timothy J. Heasley, Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, NY 14219-0228 at (716) 826-6500.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
The following documents filed by the Company with the SEC under the Exchange Act are incorporated herein by reference:
•	our Registration Statements on Form S-8 (File Nos. 333-143582 and 333-147117, respectively filed with the SEC on June 7, 2007 and November 2, 2007);

•	our Annual Report on Form 10-K for the year ended December 31, 2010;
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such documents.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, superseded or replaced by a statement or information contained in any other subsequently filed document incorporated herein by reference. Any such statement so modified, superseded or replaced shall not be deemed except as so modified, superseded or replaced, to constitute a part of this registration statement.
The Company will provide without charge to each person to whom a copy of this registration statement is delivered upon the written or oral request by such person, a copy of any or all documents that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or oral requests should be directed to: Attention: Timothy J. Heasley, Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, NY 14219-0228 at (716) 826-6500.
Item 4. Description of Securities
Not Applicable
Item 5. Interests of Named Experts and Counsel
Certain legal matters relating to the validity of the issuance of common stock in this offering are being passed upon for us by Lippes Mathias Wexler Friedman LLP, Buffalo, New York. Gerald S. Lippes, a director of our company, is a partner at Lippes Mathias Wexler Friedman LLP and is also a stockholder of the Company.
Item 6. Indemnification of Directors and Officers
Set forth below is a description of certain provisions of the Certificate of Incorporation of the Company, the Bylaws of the Company and the General Corporation Law of the State of Delaware, such as, provisions relating to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the Certificate of Incorporation, the Bylaws and the General Corporation Law of the State of Delaware.
The Company’s Certificate of Incorporation provides that the Company shall, to the full extent provided by Sections 102 and 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto and eliminates the personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time.

Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In an action by, or in the right of, the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, although the court in which the suit or action was brought or the Delaware Court of Chancery may determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.
Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the ability of a director for any reason or omission occurring prior to the date when such provision becomes effective.
Item 7. Exemption from Registration Claimed
Not Applicable
Item 8. Exhibits
The following exhibits are filed as part of this registration statement.

Exhibit No.	Description

5.1	Opinion of Lippes Mathias Wexler Friedman LLP

10.1	Second Amendment and Restatement of the Gibraltar Industries, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 6, 2009), as amended by the Third Amendment and Restatement of the Gibraltar Industries, Inc. Equity Incentive Plan, dated May 18, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2009)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Lippes Mathias Wexler Friedman LLP (included in Exhibit 5.1)
Item 9. Undertakings
The undersigned Registrant hereby undertakes:
(a)	To file, during any period in which offers and sales are being made, a post-effective amendment to the registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statements (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not disclosed previously in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
(b)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buffalo, State of New York, on March 3, 2011
Date: March 3, 2011

Gibraltar Industries, Inc.
By:	/s/ Kenneth W. Smith
	Name:	Kenneth W. Smith
	Title:	Senior Vice President, and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	Chairman of the Board and Chief Executive Officer	March 3, 2011
/s/Brian J. Lipke Brian J. Lipke	(Principal Executive Officer)

/s/ Henning Kornbrekke Henning Kornbrekke	President and Chief Operating Officer	March 3, 2011

	Senior Vice President and Chief Financial Officer	March 3, 2011
/s/ Kenneth W. Smith Kenneth W. Smith	(Principal Financial Officer and Principal Accounting Officer)

/s/ Robert E. Sadler, Jr. Robert E. Sadler, Jr.	Director	March 3, 2011

/s/ Gerald S. Lippes Gerald S. Lippes	Director	March 3, 2011

/s/ Arthur A. Russ, Jr. Arthur A. Russ, Jr.	Director	March 3, 2011

/s/ William P. Montague William P. Montague	Director	March 3, 2011

/s/ David N. Campbell David N. Campbell	Director	March 3, 2011

/s/ William J. Colombo William J. Colombo	Director	March 3, 2011

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Lippes Mathias Wexler Friedman LLP

10.1	Second Amendment and Restatement of the Gibraltar Industries, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 6, 2009), as amended by the Third Amendment and Restatement of the Gibraltar Industries, Inc. Equity Incentive Plan, dated May 18, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2009)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Lippes Mathias Wexler Friedman LLP (included in Exhibit 5.1)